Bratton Construction, LLC
Profit Loss
January through October 2022

	Jan - Oct 22
Ordinary Income/Expense	
Income	
42600 · Construction Income	222,164.43
42800 · Interest Income	1.38
Total Income	222,165.81
Cost of Goods Sold	
50000 · Cost of Goods Sold	0.00
50100 · Blueprints and Reproduction	354.00
50400 · Construction Materials Costs	27,110.93
50800 · Equipment Rental for Jobs	2,589.63
51900 · Other Construction Costs	1,150.38
53600 · Subcontractors Expense	64,393.45
53800 · Tools and Small Equipment	6,615.89
Total COGS	102,214.28
Gross Profit	119,951.53
Expense	
10000 · Employer Payroll Taxes	
10100 · OR Unemployment Tax	10,055.44
10200 · WA Unemployement Taxes	25.00
10300 · Federal Unemployment Tax	114.00
10000 · Employer Payroll Taxes - Oth	0.00
Total 10000 · Employer Payroll Taxes	10,194.44
21000 · Labor & Industries	2,853.91
60000 · Advertising & Promotion	
60003 · Website Expenses	1,465.24
60007 · Marketing Expenses	130.00
60000 · Advertising & Promotion - Ot	42.19
Total 60000 · Advertising & Promotion	1,637.43
60100 · Auto and Truck Expenses	
60101 · Reg. & Compliance OR State	2,903.00
60102 · Auto Insurance	6,093.33
60103 · Repairs & Maint.	1,000.00
60100 · Auto and Truck Expenses - C	4,197.23
Total 60100 · Auto and Truck Expenses	14,193.56
60150 · Outside services	400.00
60400 · Bank Service Charges	343.99
61000 · Business Licenses and Permits	918.70
62000 · Continuing Education / Training	4,796.00
62400 · Depreciation Expense	2,768.57
63300 · Insurance Expense	
63310 · General Liability Insurance	11,108.42
63360 · Worker's Compensation	625.25
Total 63300 · Insurance Expense	11,733.67

Bratton Construction, LLC
Profit Loss
January through October 2022

	Jan - Oct 22
64300 · Meals and Entertainment	670.54
64900 · Office Supplies	1,386.95
65000 · Office Expenses	
61700 · Computer Supplies & Softwa	2,122.07
62500 · Dues & Subscriptions	425.00
66500 · Postage & Delivery	374.61
68000 · Storage Unit	675.00
65000 · Office Expenses - Other	-139.05
Total 65000 · Office Expenses	3,457.63
66000 · Payroll Expenses	
66100 · Day Labor / Temporary Emplo	9,181.24
66000 · Payroll Expenses - Other	50,185.51
Total 66000 · Payroll Expenses	59,366.75
66020 · Payroll tax expense	1,852.71
66700 · Professional Fees	
66600 · Accounting & Bookkeeping F	4,491.00
66705 · Attorney & Other Legal	2,075.00
Total 66700 · Professional Fees	6,566.00
67100 · Rent Expense	8,000.00
68100 · Telephone Expense	1,552.99
68400 · Travel	
64806 · Transportaion During Travel	109.44
68401 · Airfare	222.48
68406 · Parking	20.70
68400 · Travel - Other	501.24
Total 68400 · Travel	853.86
68604 · Internet Access	238.52
Total Expense	133,786.22
Net Ordinary Income	-13,834.69
Net Income	**-13,834.69**

12/27/2022
Accrual Basis

Bratton Construction, LLC
Balance Sheet
January through October 2022

	Oct 31, 22
ASSETS	
Current Assets	
Checking/Savings	50,017.30
Accounts Receivable	0.00
Other Current Assets	0.00
Total Current Assets	50,017.30
Fixed Assets	20,679.62
TOTAL ASSETS	**70,696.92**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Payroll Liabilities	993.96
Credit Cards	4,961.69
On Point LOC	65.50
Total Current Liabilities	6,021.15
Total Liabilities	6,021.15
Equity	64,675.77
TOTAL LIABILITIES & EQUITY	**70,696.92**

Bratton Construction, LLC
Cash Flow Statement
January through October 2022

	Jan - Oct 22
OPERATING ACTIVITIES	
Net Income	-13,834.69
Adjustments to reconcile Net Income to net cash provided by operations:	
11000 · Accounts Receivable	0.00
20000 · Accounts Payable	0.00
Beneficial State Bank Credit Card	620.64
01 · Onpoint Credit Union Credit Card	4,341.05
OnPoint Line of Credit	-65.60
24000 · Payroll Liabilities	993.96
Net cash provided by Operating Activities	-7,944.64
INVESTING ACTIVITIES	
17000 · Accumulated Depreciation	2,768.57
Net cash provided by Investing Activities	2,768.57
FINANCING ACTIVITIES	
100000 · Owners Draw	17,543.42
Net cash provided by Financing Activities	17,543.42
Net cash increase for period	12,367.35
Cash at beginning of period	37,649.95
Cash at end of period	**50,017.30**